

July 19, 2021

Yongxu Liu
Chief Executive Officer
Shengfeng Development Limited
Shengfeng Building, No. 478 Fuxin East Road
Jin'an District, Fuzhou City
Fujian Province, People's Republic of China, 350001

> **Re: Shengfeng Development Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 2, 2021**
> **CIK No. 0001863218**

Dear Mr. Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1. Please describe the reference to "non-accountable expense allowance" you will pay to the underwriter here.

Risks Related to Our Business and Our Industry
We use third-party services in connection with our business, and any disruption to these services could result in a disruption to our busine, page 13

2. We note your response to prior comment 2. If you are also substantially dependent on

any agreement with Anhui Luge Transportation Co., Ltd., who contributed approximately 12.4% of total purchase of the Company for the year ended December 31, 2020, please describe the material terms of the agreement and file the agreement as an exhibit. If you believe you are not substantially dependent on this agreement, please provide us an analysis to explain your basis. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

Risks Relating to Doing Business in the PRC
Increases in labor costs in the PRC may adversely affect our business and our profitability. , page 20

3.   We note your response to prior comment 4. You state that due to the constant evolution of labor-related laws and regulations, you cannot assure that your current employment practices will not violate any "future" labor-related laws and regulations in China. Please tell us whether you are currently in compliance with these laws and regulations. As appropriate, please update your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 49

4.   We note the revisions to the critical accounting policies discussion that were made in response to prior comment 10. However, it does not appear that your discussion provides disclosure necessary to understand what estimate is subject to uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. In this regard, consider providing quantitative, as well as qualitative, information necessary to understand the estimation uncertainty and the impact the estimate has had or is reasonably likely to have on the company's financial condition or results of operations to the extent the information is material and reasonably available. Refer to Item 5.E of Form 20-F.

Leases, page 50

5.   In addition to the above, it does not appear that revisions to the Leases section is complete. In this regard, this section refers only to 1) short-term lease costs that are identified as immaterial and 2) the incremental borrowing rate. However, there is no discussion of the estimates and/or judgments surrounding your accounting for right-of-use assets and lease liabilities. Please review and revise this section as necessary.

Notes to Consolidated Financial Statements
Note 19. Condensed financial information of the parent company, page F-36

6.   We note from your response to prior comment 26 that the information presented in this note does not include any investment in subsidiary because the Parent Company does not directly hold any equity interests of the VIE. Please cite the authoritative literature you

are relying upon to support your position that the Parent Company should not reflect its investments, through indirect ownership and contractual arrangements, in the underlying net assets of its subsidiaries.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jingwen (Katherine) Luo, Esq,